DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

[redacted]

File #82-627

December 15, 2008

09045040

2009 JAN -5 A 8:23

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release

Enclosed is a copy of our News Release dated December 15, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

PROCESSED
JAN 12 2009
THOMSON REUTERS

DENTONIA RESOURCES LTD.

Deanna L. Sauvé
Corp. Admin.

Enclosure

DENTONIA RESOURCES LTD
TSX-V: DTA
615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

December 15, 2008

For Immediate Release

DENTONIA ENTERS INTO SHARES FOR DEBT AGREEMENT

Dentonia Resources Ltd. ("Dentonia" or the "Company") is pleased to announce that on December 1, 2008 the Company entered into a "Shares for Debt" arrangement with ACME Analytical Laboratories of Vancouver, BC to satisfy amounts owed for assay services.

The total outstanding amount owed to ACME was $63,326.57. On August 6, 2008 Dentonia paid the amount of $47,494.93 to ACME by cheque. With the approval of the TSX Venture Exchange, the remaining balance of $15,831.64 will be settled by the issuance of 316,640 common shares of Dentonia Resources at a deemed price of $0.05.

FOR FURTHER INFORMATION CONTACT

Adolf A. Petancic
President
Tel: (604) 682-1141
Fax: (604) 682-1144

END